UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark one)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 333-83724

A.                 Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Inc. 401(k) Savings Plan

800 Scudders Mill Road

Plainsboro, New Jersey 08536

B.                  Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S

Novo Alle

2880 Bagsvaerd

NOVO NORDISK INC. 401(k) SAVINGS PLAN

December 31, 2022 and 2021

Page

Report of Independent Registered Public Accounting Firm	1 - 2
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5 - 14
Supplemental Information
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022	15
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2022	16
Signatures
Exhibit:
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Note:	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Inc. 401(k) Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries
of the Novo Nordisk Inc. 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Novo Nordisk Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for each of the years then ended, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2022 and delinquent participant contributions for the year ended December 31, 2022, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

We have served as the Plan's auditor since 2007.

EISNERAMPER LLP

Iselin, New Jersey

June 23, 2023

NOVO NORDISK INC. 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2022 and 2021

	2022	2021
Assets
Investments, at fair value
Mutual funds	$712,529,420	$1,087,987,199
Common stock – Novo Nordisk A/S	371,160,061	330,181,390
Common collective trusts	579,456,510	481,069,886
Money market funds	83,597,789	72,158,710
	1,746,743,780	1,971,397,185

Cash	-	505
Dividend withholding tax receivable	4,853,051	5,058,296
Notes receivable from participants	16,376,847	17,400,841

Contributions receivable
Employer	1,211,986	1,164,236
Participant	17,030	293
	1,229,016	1,164,529

Total assets	1,769,202,694	1,995,021,356

Net assets available for benefits	$1,769,202,694	$1,995,021,356

See accompanying notes to financial statements

NOVO NORDISK INC. 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2022 and 2021

	2022	2021
Additions to (Deductions from)
Net Assets Available for Benefits
Investment income
Net (depreciation) appreciation in fair value of
investments	$(255,086,496)	$317,188,542
Dividends from Novo Nordisk A/S common stock	4,284,001	4,629,777
Other dividends	14,502,291	41,241,416
Interest	1,243,244	352,355
	(235,056,960)	363,412,090
Interest income on notes receivable from participants	755,300	866,462

Contributions
Participant	93,195,247	83,981,978
Participant rollovers	16,436,169	8,818,566
Employer	23,815,169	20,726,364
	133,446,585	113,526,908

Benefits paid to participants	(124,253,087)	(224,731,652)
Administrative expenses	(710,500)	(657,370)
	(124,963,587)	(225,389,022)

Net (decrease) / increase	(225,818,662)	252,416,438

Net assets available for benefits, beginning of year	1,995,021,356	1,742,604,918

Net assets available for benefits, end of year	$1,769,202,694	$1,995,021,356

See accompanying notes to financial statements

NOVO NORDISK INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

Note 1 -	Description of Plan

The following description of the Novo Nordisk Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed defined contribution plan which was established on January 1, 1983 and was most recently amended and restated effective as of January 1, 2022, and subsequently on January 1, 2023. Companies participating in the Plan include Dicerna Pharmaceuticals, Inc. (“NNDRNA”), Novo Nordisk Inc. (“NNI”), Novo Nordisk Pharmaceutical Industries, LP (“NNPILP”), NNE Pharmaplan, Inc. (“NNE”), Novo Nordisk US Bio Productions, Inc. (“NNUSBPI”), Novo Nordisk Research Center Indianapolis, Inc. (“NNRCII”), Novo Nordisk Research Center Seattle, Inc. (“NNRCSI”), and Novo Nordisk Pharmatech US, Inc. (NNPR) (collectively the “Company”). Furthermore, NNI, the Plan’s sponsor, is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S (“NNAS”) which is the ultimate parent company in Denmark.

Eligible employees of the Company are covered by the Plan upon date of hire, except for residents of Puerto Rico, interns, leased employees, temporary employees with less than one year of service and 1,000 hours, employees on assignment from NNAS who are covered under the NNAS pension plan, foreign transferees from affiliates on temporary assignments who remain covered by a foreign pension plan, employees covered under a collective bargaining agreement and nonresident aliens without any U.S. source income (the “Plan participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. NNI is the Plan’s administrator and under the terms of the Plan, NNI has delegated its administrative duties to the Retirement Committee appointed by the Board of Directors of NNI. The Retirement Committee oversees the Plan’s administration, oversight and governance responsibilities. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the trustee and custodian of the Plan.

The Plan offers stock of NNAS, whose shares of American Depository Receipts (“ADR’s”) are publicly traded on the New York Stock Exchange, as an investment option.

Participant Contributions

Participants may contribute up to 50% of their annual compensation on a before-tax basis and 15% on an after-tax basis. In addition, participants may make rollover contributions from other qualified plans. Participants age 50 or older may elect to make catch-up contributions to the Plan. The maximum catch-up contribution for both 2022 and 2021 is $6,500. In no event may the participant’s before-tax and after-tax contributions exceed the statutory limitations imposed by the Internal Revenue Code (the “Code”).

Unless an employee makes an alternative election to opt out, all employees are automatically enrolled into the Plan and their compensation, as determined under the Plan, is automatically reduced by a designated percentage on a pre-tax basis, which is deemed to be the participants’ salary reduction contribution election.

NOVO NORDISK INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

Note 1 -	Description of Plan (continued)

Eligible employees are automatically enrolled in the Plan at an employee pre-tax deferral rate of 4% of compensation unless the employee elects a different rate within 60 days of date of hire.

Participants’ salary deferral elections are automatically increased by 1% each April 1st if such contributions are less than 10% of compensation. The purpose of this automatic increase is solely to encourage employees to save for their retirement. Participants can also opt out of this automatic escalation election at any time. Participants who opt out of the automatic escalation feature or contribute 0% to the Plan are re-enrolled annually at the 4% contribution level, which continues to be subject to the automatic escalation feature on a go forward basis unless the Participant opts out each year.

Participants may not direct more than twenty percent (20%) of their future contributions into the Novo Nordisk Stock Fund. Additionally, Participants whose position in the Novo Nordisk Stock Fund is 20% or more will not be permitted to transfer existing balances, including Rollover Contributions, into the Novo Nordisk Stock Fund nor will Participants be able to retain a percentage greater than 20% when initiating account rebalances.

Company Contributions

The Company can make two different types of retirement contributions: basic and matching. The Company makes basic retirement contributions which represent 8% of participants’ eligible annual compensation for eligible employees of NNPILP, NNE, and NNUSBPI. The basic 8% Company contribution for NNDRNA, NNI, NNRCII, NNRCSI, and NNPR employees are made to the Novo Nordisk Inc. Money Purchase Plan, a separate qualified retirement plan. The Company makes matching contributions in cash for all eligible participants equal to 50% of the first 2% of the eligible participants pre-tax or Roth 401(k) contributions if the eligible participants are contributing at least 2% of their eligible annual compensation.

Participant Accounts

Participant accounts are credited with their contributions including earnings, and allocations of Company contributions and related earnings. An allocation of administrative expenses incurred and paid by the Plan is charged to participant accounts. Expense allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the Company’s basic and matching contribution portion of their accounts, plus actual earnings thereon, is as follows:

NOVO NORDISK INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

Note 1 -	Description of Plan (continued)

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Forfeited non-vested Company basic and matching contributions may be used to reduce future Company contributions, to pay Plan expenses or to reinstate account balances for rehired employees in accordance with the terms of the Plan. During the years ended December 31, 2022 and 2021, forfeitures of approximately $761,000 and $1,031,000, respectively, were used to offset contributions. There were no forfeitures used to offset Plan expenses or reinstate account balances for the years ended December 31, 2022 and 2021.

Forfeited non-vested Company basic and matching contributions available at December 31, 2022 and 2021 were approximately $52,000 and $115,000, respectively. In addition, the employer contribution receivable in 2022 and 2021 was reduced by approximately $123,000 and $53,000, respectively, due to forfeited non-vested accounts.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 as determined in accordance with the Plan. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by the participants’ account balance. As of December 31, 2022, and 2021, the outstanding loans’ interest rates range from 4.25% to 8.5%. Rates are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Participants shall be entitled to receive the vested interest in their accounts on retirement (normal or late, as determined under the Plan), death or separation from service. Distribution shall be made in a single lump sum payment in cash or property allocated to the participants’ accounts. In addition, participants may receive pre-retirement distributions of the vested interest in their accounts at age 59½. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the Code.

NOVO NORDISK INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

Note 2 -	Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in value of investments includes the Plan's gains and losses on investments bought, sold, and held during the year.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan’s administrative expenses, such as bookkeeping, legal, and audit fees, as well as other reasonable expenses as permitted by the Plan document, collectively known as Plan expenses, are paid by the Plan and the Company.

The Company's service agreement with Schwab Retirement Plan Services, Inc. (“Schwab”), the Plan’s recordkeeper, reflects a minimum basis point requirement whereby should the recordkeeper fees charged by Schwab on an annual basis exceed a minimum required basis point amount, as defined in the service agreement, Schwab will credit the excess amount to the Plan in the form of a Reduction in Compensation Account (“ERISA account”). On a quarterly basis, any operating expense credits received from investment options will be allocated directly to the participants who held that investment option, based on each participant’s average daily balance that quarter.

NOVO NORDISK INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

Note 2 -	Summary of Significant Accounting Policies (continued)

The ERISA account balances as of December 31, 2022 and 2021 was approximately $140 and $800, respectively. Amounts credited as an excess amount to the ERISA account were approximately $957,000 and $1,072,000 for the years ended December 31, 2022 and 2021, respectively, and are recorded as a component of net (depreciation)/appreciation in fair value of investments in the Statements of Changes in Net Assets Available for Benefits. During the years ended December 31, 2022 and 2021, approximately $957,000 and $1,072,000 respectively, was credited to eligible participant accounts from the ERISA account, as approved by the Retirement Committee.

Note 3 -	Fair Value Measurements

Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820), established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOVO NORDISK INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

Note 3 -	Fair Value Measurements (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following describe the valuation methods used for investment assets measured at fair value.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money market funds – Valued at NAV, which approximates fair value.

Common/collective trust funds – Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the Plan believes its valuation methods are appropriate and consistent with other market participants; however, the use of different valuation methods and assumptions could result in a different fair value measurement for certain financial instruments at the reporting date. There have been no changes in the methodologies used at December 31, 2022 and 2021.

NOVO NORDISK INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

Note 3 -	Fair Value Measurements (continued)

The following table presents the Plan’s investment assets measured at fair value as of:

December 31, 2022	Level 1	Total

Mutual funds	$712,529,420	712,529,420
Common stock	371,160,061	371,160,061
Money market funds	83,597,789	83,597,789

Total investment assets in the fair value hierarchy	1,167,287,270	1,167,287,270

Investments measured at net asset value[1]	-	579,456,510

Total investment assets at fair value	$1,167,287,270	1,746,743,780

December 31, 2021	Level 1	Total

Mutual funds	$1,087,987,199	1,087,987,199
Common stock	330,181,390	330,181,390
Money market funds	72,158,710	72,158,710

Total investment assets in the fair value hierarchy	1,490,327,299	1,490,327,299

Investments measured at net asset value[1]	-	481,069,886

Total investment assets at fair value	$1,490,327,299	1,971,397,185

1.	In accordance with FASB ASC 820-10, certain investments that are measured at fair value using the NAV value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Plan did not have any investments in Level 2 or 3 as of December 31, 2022 and 2021.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

NOVO NORDISK INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

Note 3 -	Fair Value Measurements (continued)

Net Asset Value per Share

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2022 and 2021, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
As of December 31, 2022:
Common/Collective Trust Funds[1]	$579,456,510	None	Immediate	None	5 days – 12 months

As of December 31, 2021:
Common/Collective Trust Funds[1]	$481,069,886	None	Immediate	None	30 days

Redemption Restrictions

Certain mutual funds impose a trading policy including the right to put a trade block on the account to restrict purchasing back into the funds for 28 days or 30 days. The restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders’ rights to redeem shares of the mutual funds.

Note 4 -	Income Tax Status

The Plan, as amended and restated effective as of January 1, 2012, received a favorable tax determination letter from the Internal Revenue Service dated March 15, 2013, which provides that the Plan and the related trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, are exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended and restated since receiving the tax determination letter. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code and, therefore, is exempt from federal income taxes under the provisions of the Code.

NOVO NORDISK INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

Note 4 -	Income Tax Status (continued)

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken nor is expected to take any uncertain positions that would require recognition of a liability or disclosure in the Plan’s financial statements as of December 31, 2022 and 2021. The Plan is subject to routine examinations by taxing authorities. There are currently no plan years under examination by taxing authorities.

Commencing with the Plan’s 2016 year, the Danish Tax Authority (“SKAT”) changed its process for organizations exempt from withholding taxes to apply for a refund. Entities are now required to pay withholding taxes at the time dividends are received and subsequently apply for a refund and under the new procedure additional information needs to be provided to SKAT with the refund application. The Plan sponsor determined that all withholding tax receivables are collectible.

During the years ended December 31, 2022 and 2021, Novo Nordisk A/S paid $1,090,564 and $1,250,040 of withholding taxes to SKAT for dividends declared relating to NOVO Nordisk A/S shares held by the Plan. The Plan has recorded a dividend withholding tax receivable of $4,853,051 and $5,058,296 as of December 31, 2022 and 2021, respectively. The 2018 to 2021 refunds were outstanding as of December 31, 2021. In March 2022, the Plan received the 2018 dividend withholding tax refund of $1,270,315. The 2019 to 2022 refunds were outstanding as of December 31, 2022.

Note 5 -	Related Party and Party-in-Interest Transactions

Certain Plan investments are managed by Charles Schwab Trust Company (“Charles Schwab”), a division of Charles Schwab Bank, who is the trustee and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2022 and 2021, the total fair value of investments managed and held by Charles Schwab amounted to $724,782,597 and $820,828,412, respectively. Fees paid by the Plan to Charles Schwab for Plan expenses amounted to $478,215 and $451,291 for the years ended December 31, 2022 and 2021, respectively. Additional advisory and managed service fees paid by the Plan amounted to $232,285 and $206,079 for the years ended December 31, 2022 and 2021, respectively. Schwab Retirement Plan Services is the recordkeeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

NOVO NORDISK INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

Note 6 -	Risks and Uncertainties

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2022, and 2021, the fair value of investments in Novo Nordisk A/S common stock was $ 371,160,061 and $330,181,390 respectively.

The Plan provides for various investment options in a combination of diversified funds including Company stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Volatility in the financial markets may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments reported at December 31, 2022 and 2021 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 7 -	Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back- end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Note 8 -	Plan Termination

Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants’ accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 9 -	Delinquent Participant Contributions

For the year ended December 31, 2022, late participant contributions were $91,127.

NOVO NORDISK INC. 401(k) SAVINGS PLAN

Plan #001

Employer ID #06-1061602

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Allspring Special Intl SM CP I	Mutual Fund	**	$24,126,763
	Columbia Dividend Income Inst	Mutual Fund	**	92,218,827
	Delaware Small Cap Value I	Mutual Fund	**	39,132,056
	Europacific Growth Fund R5E	Mutual Fund	**	47,488,365
	Franklin US Govt Sec Adv	Mutual Fund	**	22,381,419
	Vanguard Midcap Index Instl	Mutual Fund	**	90,569,213
	Vanguard Sm Cap Index Instl	Mutual Fund	**	48,099,788
	Vanguard Total Bd Mkt Idx Inst	Mutual Fund	**	71,393,525
	Vanguard Total intl Stk Instl	Mutual Fund	**	54,610,880
*	Schwab S&P 500 Index Fund	Mutual Fund	**	222,508,584
*	Schwab Ret Gvmnt Money Fund	Money Market Fund	**	83,500,055
*	Schwab US Treasury Money Fund	Money Market Fund	**	97,734
	Allspring Core Bond II CITE	Common collective trust fund	**	31,462,630
*	Schwab Managed Ret 2010 CL VI	Common collective trust fund	**	2,876,460
*	Schwab Managed Ret 2015 CL VI	Common collective trust fund	**	2,301,581
*	Schwab Managed Ret 2020 CL VI	Common collective trust fund	**	10,445,356
*	Schwab Managed Ret 2025 CL VI	Common collective trust fund	**	21,968,909
*	Schwab Managed Ret 2030 CL VI	Common collective trust fund	**	74,145,499
*	Schwab Managed Ret 2035 CL VI	Common collective trust fund	**	53,850,565
*	Schwab Managed Ret 2040 CL VI	Common collective trust fund	**	121,145,585
*	Schwab Managed Ret 2045 CL VI	Common collective trust fund	**	39,973,815
*	Schwab Managed Ret 2050 CL VI	Common collective trust fund	**	72,831,930
*	Schwab Managed Ret 2055 CL VI	Common collective trust fund	**	9,494,858
*	Schwab Managed Ret 2060 CL VI	Common collective trust fund	**	6,316,525
*	Schwab Managed Ret 2065 CL VI	Common collective trust fund	**	1,948,451
*	Schwab Managed Ret Income VI	Common collective trust fund	**	1,376,690
	Stephens Small Cap Growth CIT	Common collective trust fund	**	14,141,898
	TRP Blue Chip Growth Trust	Common collective trust fund	**	115,175,758
*	Novo Nordisk A/S	Common Stock	**	371,160,061
	Total Investments			1,746,743,780

	Notes receivable from participants	Loan (4.25% - 8.50% and maturities through 2037)		16,376,847

				$1,763,120,627

*	Party-in-interest, as defined by ERISA
**	Cost information not required for participant-directed investments

NOVO NORDISK INC. 401(k) SAVINGS PLAN

Plan #001

Employer ID #06-1061602

Schedule H, Line 4a

Schedule of Delinquent Participant Contributions For the Year Ended December 31, 2022

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Corrected Under VFCP and PTE 2002-51
✓	$0	$91,127 (a)	$0	$0

(a)	Amount related to late participant contributions for the year ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Inc. 401(k) Savings Plan

By:	/s/ Ulrich Christian Otte

Ulrich Christian Otte
Senior Vice President of Finance & Operations

Dated: June 23, 2023